Filed Pursuant to Rule 433

Registration No. 333-205678

August 18, 2015

Relating to Preliminary Prospectus Supplement

Dated August 18, 2015

to Prospectus

Dated August 18, 2015

Issuer Free Writing Prospectus

Republic of Peru’s U.S.$1,250,000,000 4.125% U.S. Dollar-Denominated Global Bonds due 2027

Final terms and conditions as of August 18, 2015

Issuer	Republic of Peru

Issue Type	SEC Global Registered

Ratings*	A3 (Stable) / BBB+ (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Global Coordinators and Bookrunners	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Issue Amount	U.S.$1,250,000,000

Issue Price	99.766%, plus accrued interest, if any, from August 25, 2015

Settlement Date	August 25, 2015 (T+5)

Denominations	U.S.$1,000 x U.S.$1,000

Maturity	August 25, 2027

Coupon	4.125% per year

Interest Payment Dates	February 25 and August 25 of each year, beginning on February 25, 2016

Benchmark Instrument	2.000% U.S. Treasury due August 15, 2025

Benchmark Price and Yield	98-07; 2.200%

Offer Spread	+195 bps

Yield to Maturity	4.150%

Gross Proceeds to Issuer	U.S.$1,247,075,000

Interest Rate Basis	30/360

Governing Law	New York

Clearing	DTC / Euroclear / Clearstream

ISIN	US715638BU55

CUSIP	715638 BU5

Listing and Trading	Application will be made to admit the bonds for listing on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market.

Through and including September 27, 2015 (the 40th day after the date of the prospectus supplement), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus and prospectus supplement. This is in addition to a dealer’s obligation to deliver a prospectus and prospectus supplement when acting as an underwriter and with respect to an unsold allotment or subscription.

The following additional information of the Republic of Peru and regarding the securities is available from the Securities and Exchange Commission’s (“SEC”) website and also accompanies this free-writing prospectus:

Preliminary Prospectus Supplement Dated August 18, 2015 to Prospectus Dated August 18, 2015

http://www.sec.gov/Archives/edgar/data/77694/000119312515294056/d17726d424b5.htm

http://www.sec.gov/Archives/edgar/data/77694/000119312515294043/d17928d18ka.htm

http://www.sec.gov/Archives/edgar/data/77694/000119312515281284/d13412d18ka.htm

http://www.sec.gov/Archives/edgar/data/77694/000119312515285428/d56140dsba.htm

http://www.sec.gov/Archives/edgar/data/77694/000119312515281288/d87067dsba.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling:

Citigroup Global Markets Inc.: +1 800-831-9146 (toll free)

J.P. Morgan Securities LLC: +1 866-846-2874 (toll free) or +1 212-834-7279 (collect)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR OTHER NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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